

Mail Stop 3561

May 17, 2017

Via E-mail
Thomas DeNunzio
Chief Executive Officer
Precise Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

Re: Precise Acquisition, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 2, 2017
File No. 333-217030

Dear Mr. DeNunzio:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2017 letter.

General

1. We note your response to our prior comment 8. We note also your disclosure that "[n]o Securities will be issued to purchasers in this offering until a business combination has been completed pursuant to the terms and conditions of Rule 419. Shares will be issued in uncertificated book-entry form" and "[s]hares will be issued in uncertificated book-entry form. Share certificates may be requested in writing from the stock transfer agent after the Company's offering is closed and a consummated business combination meeting the requirements of Rule 419 has been completed and all subscription funds held in escrow by escrow agent have been released and received by the Company." Finally, we note the Release 33-6932 states that "all securities sold in an offering by a blank check company … must be placed in the Rule 419 Account and subject to the following

conditions ….” See Securities Act of 1933 Release No. 33-6932 (April 13, 1992). Please revise your registration statement to comply with Rule 419 as applicable.

Item 6-Dilution, page 15

2. We note your response to comment 11 and we reissue our comment. Please revise to address the "net tangible book value" in your first paragraph of the dilution discussion. See Item 506 of Regulation S-K.

3. Please revise your narrative disclosure to provide the dilution, net book value and increase in net book value in the event that 75% of the shares are sold in the offering to be consistent with the tabular disclosure.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

4. Please obtain and file an updated consent from your independent registered public accounting firm.

Part II

Exhibits and Financial Statement Schedules, page II-2

5. We note your response to comment 14 and we reissue the comment. Please be advised that a signed and dated executed escrow agreement must be filed as an exhibit to the registration statement. See Rule 419(b)(4).

You may James Giugliano at (202) 551-3319 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining